BurgerFi International, Inc.

U.S. Highway 1

North Palm Beach, FL 33408

May 7, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	BurgerFi International, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-255667
Request for Acceleration

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) respectfully requests that the Securities and Exchange Commission take appropriate action to cause the above referenced Registration Statement on Form S-1 (the “Registration Statement”) to be declared effective at 4:00 p.m., Eastern Time, on Monday, May 10, 2021, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Julio Esquivel of Shumaker, Loop & Kendrick, LLP at (813) 227-2325. Thank you for your assistance in this matter.

Very truly yours,

By:	/s/ Julio Ramirez
	Name:	Julio Ramirez
	Title:	Chief Executive Officer

c: Julio Esquivel, Shumaker, Loop & Kendrick, LLP